

December 17, 2021

Jilliene Helman
Chief Executive Officer
RealtyMogul Apartment Growth REIT, Inc.
10573 W Pico Blvd, PMB #603
Los Angeles, CA 90064

> **Re: RealtyMogul Apartment Growth REIT, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment**
> **Filed December 9, 2021**
> **File No. 024-11298**

Dear Ms. Helman:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shih-Kuei Chen at 202-551-7664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lauren B. Prevost